Exhibit 99.1

UTStarcom Reports Unaudited Fourth Quarter and Full Year 2011 Financial Results

BEIJING, China, March 13, 2012 — UTStarcom Holdings Corp. (“UTStarcom” or “the Company”) (NASDAQ: UTSI), a leading provider of interactive, IP-based network solutions in iDTV, IPTV, Internet TV and Broadband for cable and telecom operators, today reported financial results for the fourth quarter and full year ended December 31, 2011.

Fourth Quarter and Full Year 2011 Highlights

•                  Fourth quarter 2011 total revenues increased 9.6% year over year to $83.5 million

•                  Full year 2011 total revenues increased 10.0% year over year to $320.6 million

•                  Fourth quarter 2011 gross profit increased 254.0% year over year to $28.6 million

•                  Full year 2011 gross profit increased 62.8% year over year to $114.3 million

•                  Fourth quarter 2011 gross profit as a percentage of net sales, or gross margin, was 34.2% compared to 10.6% in the fourth quarter of 2010

•                  Full year 2011 gross margin was 35.7% compared to 24.1% in the full year of 2010

•                  Fourth quarter 2011 operating income was $8.5 million, compared to an operating loss of $26.6 million for the corresponding period of 2010

•                  Full year 2011 operating income was $21.2 million, compared to an operating loss of $73.7 million for the corresponding period of 2010

•                  Fourth quarter 2011 net income attributable to UTStarcom’s shareholders was $4.1 million, or basic and diluted earnings per share of $0.03, compared to a loss of $23.0 million, or a loss of $0.15 per share, for the corresponding period of 2010

•                  Full year 2011 net income attributable to UTStarcom’s shareholders was $13.4 million, or basic and diluted earnings per share of $0.09, compared to a loss of $65.1 million, or a loss of $0.48 per share, for the corresponding period of 2010

•                  As of December 31, 2011, cash, cash equivalents and short-term investments were $304.0 million

“We finished the year 2011 with a strong financial performance, exceeding the financial targets we set at the beginning of last year,” said UTStarcom President and Chief Executive Officer Jack Lu. “We achieved annual revenues of $320.6 million and net income of $13.4 million primarily through strong contribution from our traditional equipment business. Our efforts to streamline our corporate structure, prudently manage costs and build more profit-driven employee incentives have all contributed to a stronger year-over-year sales and a profitable 2011. We are especially encouraged by the steady progress made in our cable business, which experienced improvements in gross margin and overall product mix in China.”

Mr. Lu continued, “In 2012, we continue to capitalize on China’s push toward triple network convergence and pursuing future opportunities related to the 42 trial cities recently announced. Along with continuing efforts to enhance profitability in our traditional business, we are also developing new initiatives to expand our operating support services business as we strive for ongoing sustainable profitability.”

Fourth Quarter and Full Year 2011 Financial Results

Revenues

UTStarcom’s total revenues for the fourth quarter 2011 were $83.5 million, an increase of 9.6% year over year from $76.1 million for the corresponding period of 2010. Total revenues for the full year 2011 were $320.6 million, an increase of 10.0% year over year from $291.5 million for the corresponding period of 2010. Deferred revenue amortization related to PHS was included in 2011 results at a rate of approximately $23.8 million per quarter.

Three months ended December 31, 2011 and 2010

•                  Net sales from equipment for the fourth quarter 2011 were $76.1 million, an increase of 13.0% year over year. The increase was mainly driven by increased sales of PTN and MSTP products in Japan and Taiwan, and RollingStream® infrastructure product sales in Taiwan. The $2.2 million additional release of PHS deferred revenue also contributed to the year-over-year revenue increase.

•                  Net sales from equipment-based services for the fourth quarter 2011 were $7.4 million, a decrease of 16.4% year over year. The decrease was primarily driven by fewer iPAS maintenance contracts due to the phase out of PHS in China in 2011.

•                  Net sales from operational support services for the fourth quarter 2011 were approximately $0.02 million as a result of an IP signage revenue sharing project.

Twelve months ended December 31, 2011 and 2010

•                  Net sales from equipment for the full year 2011 were $285.5 million, an increase of 13.7% year over year. The increase was mainly driven by increased sales of PTN products in Japan and RollingStream® infrastructure product sales in India and Thailand. The $7.4 million of equipment revenue recognized from the Jersey Telecom Limited contract in the second quarter of 2011 also contributed to the year-over-year increase. The year-over-year increase in equipment sales was partially offset as a result of the wind-down of the Company’s handset business and the decrease in sales of other major product lines.

•                  Net sales from the equipment-based services for the full year 2011 were $34.5 million, a decrease of 14.5% year over year. The decrease was mainly due to fewer iPAS maintenance contracts due to the phase out of PHS in China on December 31, 2011, but was partially offset by increased international service contracts.

•                  Net sales from operational support services for the full year 2011 were $0.5 million, as a result of an IP Signage revenue sharing project.

Gross Profit

UTStarcom’s gross profit was $28.6 million, or 34.2% of net sales, for the fourth quarter of 2011, compared to $8.1 million, or 10.6% of net sales, for the corresponding period of 2010. Gross profit was $114.3 million, or 35.7% of net sales, for the full year 2011, compared to $70.2 million, or 24.1% of net sales, for the corresponding period of 2010. Deferred revenue amortization related to PHS was included in results of 2011 at a rate of approximate $23.8 million per quarter. Gross margin associated with the PAS deferred revenue is approximately 35%.

Three months ended December 31, 2011 and 2010

•                  Gross profit for equipment sales in the fourth quarter 2011 was $28.5 million, an increase of 332.1% year over year. Gross margin for equipment sales in the fourth quarter of 2011 was 37.4%, compared to 9.8% for the corresponding period in 2010 which included $3.3 million loss contract reserve and $9.9 million inventory write-down. The margin increase was primarily due to increased sales of higher-gross-margin PTN products in the fourth quarter of 2011. Gross margin for equipment sales in China improved in the fourth quarter 2011 compared to the corresponding period of 2010.

•                  Gross profit for equipment-based services in the fourth quarter of 2011 was $0.5 million, a decrease of 68.3% year over year. Gross margin for equipment-based services in the fourth quarter of 2011 was 6.3%, compared to 16.7% for the corresponding period of 2010. The margin decrease was primarily due to fewer iPAS maintenance contract from the planned service phase out in China in 2011 while service personnel costs remained stable.

•                  Gross loss for operational support services in the fourth quarter 2011 was approximately $0.4 million as a result of the amortization of the costs of revenue-sharing projects.

Twelve months ended December 31, 2011 and 2010

•                  Gross profit for equipment sales for the full year 2011 was $107.0 million, an increase of 85.9% year over year. Gross margin for equipment sales for the full year 2011 was 37.5%, compared to 22.9% for the corresponding period of 2010. The margin increase was primarily due to increased sales of higher margin PTN products. The increased gross margin was also caused by higher equipment gross margin generated from $7.4 million equipment revenue recognized from the Jersey Telecom Limited contract in the second quarter 2011, $1.9 million of one-time indemnification from its customer due to a purchase order cancellation in the third quarter 2011 and $2.2 million additional release of PHS deferred revenue in the fourth quarter 2011.

•                  Gross profit for equipment-based services for the full year 2011 was $9.3 million, a decrease of 26.8% year over year. Gross margin for equipment-based services for the full year 2011 was 26.8%, compared to 31.4% for the corresponding period of 2010. The margin decrease was primarily due to a lower renewal rate of iPAS service contracts driven by the phase out of PHS in China in 2011, while fixed services costs remained relatively constant.

•                  Gross loss for operational support services for the full year 2011 was $2.0 million as a result of the amortization of the costs of a revenue-sharing project.

Operating Expenses

Operating expenses for the fourth quarter 2011 were $20.0 million, a decrease of 42.2% year over year, from $34.7 million in the corresponding period in 2010. Operating expenses for the full year 2011 were $93.1 million, a decrease of 35.3% year over year, from $144.0 million in the corresponding period of 2010.

Three months ended December 31, 2011 and 2010

•                  SG&A expenses in the fourth quarter 2011 were $11.3 million, a decrease of 41.5% year over year. The decrease was primarily due to a decrease in personnel costs as a result of restructuring efforts, a decrease in rental costs after relocating the Company’s Hangzhou and Beijing offices to new sites in the second quarter of 2011, a reduction in legal and accounting fees, and a decrease in the use of third-party services.

•                  R & D expenses in the fourth quarter 2011 were $8.5 million, a decrease of 5.4% year-over-year. The decrease was primarily due to a decrease in personnel costs as a result of the Company’s restructuring efforts.

•                  Amortization of intangible assets in the fourth quarter 2011 was approximately $0.3 million, an increase of 50.5% year over year as a result of the amortization of intangible assets acquired in the iTV Media investment, formerly Stage Smart in November of 2010.

•                  Restructuring costs for the fourth quarter 2011 were $0.2 million, compared to costs of $6.4 million for the corresponding period of 2010. The decrease in restructuring costs was primarily the result of substantial completion of the restructuring plans in 2011. UTStarcom does not expect to incur significant additional restructuring charges in 2012 related to previous restructuring plans.

•                  Net gain on divestitures in the fourth quarter 2011 was $0.4 million, which consisted of $0.2 million gain on contingent collection of IP Messaging and U.S. PDSN assets and $0.2 million contingent gain realized upon releasing of the remaining obligations in connection with the sale of China PDSN assets. This is compared to $0.3 million of gain on divestitures in the fourth quarter 2010 related to UTStarcom’s non-core IP Messaging and U.S. PDSN assets sold in the second quarter of 2010, and EMEA operations sold in the third quarter of 2010.

Twelve months ended December 31, 2011 and 2010

•                  SG&A expenses for the full year 2011 were $63.9 million, a decrease of 33.0% year over year. The decrease was primarily due to a decrease in personnel costs as a result of UTStarcom’s restructuring efforts and recent cost reduction measures. The reduced SG&A expenses were also the result of decreases in traveling expenses, legal and accounting fees, third-party services, bad debt expense, and fixed-assets depreciation as a result of the sale of the Company’s Hangzhou office building.

•                  R&D expenses for the full year 2011 were $30.1 million, a decrease of 20.8% year over year. The decrease was mainly due to a reduction in personnel and related expenses as a result of the Company’s restructuring initiatives, a decrease in traveling expenses as a result of related cost controls, and savings from a reduction in the use of third-party services.

•                  Amortization of intangible assets for the full year 2011 was approximately $1.2 million, an increase of 501.5% year over year as a result of the amortization of intangible assets acquired in the iTV Media investment, formerly Stage Smart, in November 2010.

•                  Restructuring costs for the full year 2011 were $2.4 million, a decrease of 85.1% year over year. The decrease was primarily the result of the completion of the Company’s 2009 restructuring plan at the end of 2011. UTStarcom does not expect to incur significant additional restructuring charges in 2012 related to previous restructuring plans.

•                  Net gain on divestitures for the full year 2011 was $4.5 million, primarily as a result of the contingent gain realized upon entering into a three-party assignment agreement to transfer and release all of the remaining obligations in the third and fourth quarter of 2011 in connection with the sale of China PDSN assets in 2010. This is compared to $5.5 million of gain related to the sale of non-core IP Messaging and U.S. PDSN assets, EMEA operations, China PDSN assets, and the RAS product line recognized in the corresponding period in 2010.

Operating Income

Operating income for the fourth quarter of 2011 was $8.5 million, compared to an operating loss of $26.6 million in the corresponding period of 2010. Operating income for the full year 2011 was $21.2 million, compared to an operating loss of $73.7 million in the corresponding period of 2010.

Net Other Income (Expense)

Three months ended December 31, 2011 and 2010

•                  Net other expense for the fourth quarter of 2011 was $5.4 million, compared to net other income of $2.7 million for the corresponding period of 2010. Net other expense for the fourth quarter of 2011 primarily consisted of a $5.4 million foreign exchange loss attributed to the depreciation of the Indian rupee against the U.S. dollar, which was partially offset by $0.5 million of subsidy income from the Chinese government. Net other income in the fourth quarter of 2010 primarily consisted of $1.9 million in foreign exchange gain as a result of the appreciation of the Japanese yen against the U.S. dollar during the quarter.

Twelve months ended December 31, 2011 and 2010

•                  Net other expense for the full year 2011 was $8.6 million, compared to net other income of $9.8 million for the corresponding period in 2010. Net other expense for full year 2011 primarily consisted of $8.9 million in foreign exchange loss, primarily attributed to the depreciation of the Indian rupee against the U.S. dollar and partially offset by foreign exchange gain as a result of the appreciation of the Japanese yen against the U.S. dollar and the appreciation of the Chinese renminbi against the U.S. dollar during the full year. Net other income for the full year 2010 consisted primarily of $8.0 million of foreign exchange gain, primarily resulting from the appreciation of the Indian rupee and Japanese yen against the U.S. dollar, $0.5 million settlement proceeds obtained from MRV Communications (“MRV”) related to the Company’s investment in MRV that was sold in 2009, $0.5 million of subsidy income from the Chinese government, and $0.8 million of other individually negligible items.

Net Income (Loss)

Net income attributable to UTStarcom shareholders for the fourth quarter and the full year 2011 was $4.1 million and $13.4 million, respectively. Net loss attributable to UTStarcom shareholders for the fourth quarter and full year 2010 was $23.0 million and $65.1 million, respectively.

Basic and diluted earnings per share for the fourth quarter and full year 2011 amounted to $0.03 and $0.09, respectively. Basic and diluted loss per share for the fourth quarter and full year 2010 was $0.15 and $0.48, respectively.

Cash Flow

Three months ended December 31, 2011

•                  Net cash used in operating activities for the fourth quarter 2011 was $0.2 million. The Company’s operating activities were impacted by the change in operating assets and liabilities of $4.0 million.

•                  Net cash provided by investing activities for the fourth quarter 2011 was $0.8 million.

•                  Net cash used in financing activities for the fourth quarter 2011 was $4.8 million for repurchasing shares of common stock of the Company.

Twelve months ended December 31, 2011

•                  Net cash used in operating activities for the full year 2011 was $41.7 million. The results of the Company’s operating activities were primarily impacted by the change in operating assets and liabilities of $57.3 million. The increase included $132.6 million for the release of deferred revenue and $38.8 million for settlement of other liabilities as the Company continues to streamline operations, offset by the cash inflows from inventories and deferred cost.

•                  Net cash used in investing activities for the full year 2011 was $10.8 million. The results of the Company’s investing activities were primarily impacted by $9.3 million additions to property, plant and equipment and $8.3 million increase in contribution of equity investment through a shareholder loan and equity investment.

•                  Net cash used in financing activities for the full year 2011 was $6.2 million mainly used for repurchasing shares of common stock of the Company.

As of December 31, 2011, UTStarcom had cash and cash equivalents of $301.6 million and short-term investments totaling $2.4 million.

Fourth Quarter 2011 Conference Call Details

UTStarcom’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on Tuesday March 13, 2012 (8:00 p.m. Beijing/Hong Kong Time on March 13, 2012).

The conference call dial-in numbers are as follows:

United States: + 1-800-860-2442

International: + 1-412-858-4600

China: 800-712-2304

Hong Kong: 800-962475

The conference ID number is 10011175

A replay of the call will be available until 9:00 a.m. U.S. Eastern Time on March 19, 2012.

The conference call replay numbers are as follows:

United States: + 1-877-344-7529

International:  + 1-412-317-0088

The conference ID number for accessing the recording is 10011175

Investors will also have the opportunity to listen to the live conference call and the replay over the Internet through the investor relations section of UTStarcom’s web site at: http://www.utstar.com.

About UTStarcom Holdings Corp

UTStarcom is a leading provider of interactive, IP-based network solutions in iDTV, IPTV, Internet TV and Broadband for cable and telecom operators. The Company sells its solutions to operators in both telecommunications around the world and the cable market in China. UTStarcom enables its customers to rapidly deploy revenue-generating access services using their existing infrastructure, while providing a migration path to cost-efficient, end-to-end IP networks.

Founded in 1991, listed on the NASDAQ in 2000, the Company has its operational headquarters in Beijing, China and research and development operations in China and India. For more information about UTStarcom, visit the Company’s Web site at http://www.utstar.com.

Safe Harbor Statement

This release includes forward-looking statements, including statements regarding the expectations from the new Operational Support Service Business and expectations regarding the Company’s performance in 2012. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially. These include risks and uncertainties regard the ability of the Company to realize anticipated results of operational improvements, the Company’s ability to deliver and capitalize on the opportunities of the new Operational Support Service Business, revenues and expenses under its business model, and executing on its business plan and managing regulatory matters as well as risk factors identified in its latest Annual Report on Form 10-K, Form 10-K/A, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this release are based upon information available to the Company as of the date of this release, which may change, and UTStarcom assumes no obligation to update any such forward-looking statement.

For investor and media inquiries, please contact:

Jing Ou-Yang

UTStarcom Holdings Corp.

Tel: +86-10-8520-5153

Email: jouyang@utstar.com

Agustin Bautista

Ogilvy Financial, Beijing

Tel: +86-10-8520-6166

Email: utsi@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: utsi@ogilvy.com

UTStarcom Holdings Corp.

Condensed Consolidated Balance Sheets

(in thousands)

	December 31,	December 31,
	2011	2010
	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash, cash equivalents and short-term investments	$303,998	$352,053
Accounts and notes receivable, net	20,216	30,177
Inventories and deferred costs	137,484	159,583
Prepaids and other current assets	42,099	62,772
Total current assets	503,797	604,585
Long-term assets:
Property, plant and equipment, net	12,199	4,819
Goodwill	13,820	13,820
Intangible assets, net	3,625	4,858
Long-term deferred costs	39,741	132,587
Other long-term assets	27,758	23,614
Total assets	$600,940	$784,283

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$23,530	$36,356
Customer advances	82,589	82,607
Deferred revenue	64,989	182,963
Other current liabilities	52,679	88,923
Total current liabilities	223,787	390,849
Long-term liabilities:
Long-term deferred revenue and other liabilities	106,114	144,494
Total liabilities	329,901	535,343

Total equity	271,039	248,940
Total liabilities and equity	$600,940	$784,283

UTStarcom Holdings Corp.

Condensed Consolidated Statements of Operations

(in thousands)

	Three months ended December 31,		Year ended December 31,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net sales	$83,466	$76,129	$320,576	$291,535
Cost of net sales	54,916	68,065	206,242	221,297
Gross profit	28,550	8,064	114,334	70,238
	34.2%	10.6%	35.7%	24.1%
Operating expenses:
Selling, general and administrative	11,329	19,358	63,857	95,240
Research and development	8,532	9,021	30,123	38,044
Amortization of intangible assets	310	206	1,239	206
Impairment of goodwill and other long-lived assets	26	—	26	—
Restructuring	211	6,391	2,386	16,018
Net gain on divestiture	(361)	(304)	(4,546)	(5,548)
Total operating expenses	20,047	34,672	93,085	143,960

Operating income (loss)	8,503	(26,608)	21,249	(73,722)

Interest income, net	821	555	2,061	1,739
Other income (expense), net	(5,401)	2,741	(8,615)	9,808
Income (loss) before income taxes	3,923	(23,312)	14,695	(62,175)
Income taxes benefit (expense)	(457)	128	(2,918)	(3,115)
Net income (loss)	3,466	(23,184)	11,777	(65,290)

Net loss attributable to noncontrolling interest	604	155	1,610	161
Net income (loss) attributable to UTStarcom Holdings Corp.	$4,070	$(23,029)	$13,387	$(65,129)

Net income (loss) per share attributable to UTStarcom Holdings Corp.—Basic	$0.03	$(0.15)	$0.09	$(0.48)
Net income (loss) per share attributable to UTStarcom Holdings Corp.—Diluted	$0.03	$(0.15)	$0.09	$(0.48)
Weighted average shares outstanding—Basic	152,859	152,714	154,473	137,057
Weighted average shares outstanding—Diluted	153,022	152,714	154,922	137,057

UTStarcom Holdings Corp.

Condensed Consolidated Statements of Cash Flows

(in thousands)

	Three months ended December 31,		Year ended December 31,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$3,466	$(23,184)	$11,777	$(65,290)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	854	1,261	3,082	5,427
Amortization of deferred gain on sale-leaseback	—	(326)	(625)	(755)
(Recovery of) provision for doubtful accounts	(1,267)	(499)	2,212	5,513
Stock-based compensation expense	458	1,471	3,029	7,602
Net gain on divestitures	(361)	(304)	(4,546)	(5,548)
Other-than-temporary impairment of equity investments	450	—	450	—
Gain on settlement of an investment interest	—	—	—	(481)
Deferred income taxes	273	2,575	712	2,008
Other	(71)	(243)	(467)	123
Changes in operating assets and liabilities:
Accounts receivable	2,718	12,478	8,080	3,793
Inventories and deferred costs	27,297	36,528	94,916	103,574
Other assets	568	(952)	11,262	2,366
Accounts payable	2,399	4,409	(4,857)	(28,036)
Income taxes payable	(4)	(3,125)	3,102	(2,933)
Customer advances	(1,831)	(5,044)	1,488	(40,910)
Deferred revenue	(33,351)	(23,392)	(132,575)	(27,792)
Other liabilities	(1,750)	3,570	(38,757)	(50,843)
Net cash provided by (used in) operating activities	(152)	5,223	(41,717)	(92,182)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(1,626)	(833)	(9,347)	(3,449)
Net proceeds from divestitures	181	533	215	3,381
Proceeds from sale of building (net of tax payments)	—	—	—	123,955
Change in restricted cash	1,235	5,881	5,478	13,260
Proceeds from settlement of an investment interest	—	—	—	481
Purchase of an investment interest	(420)	(2,152)	(1,181)	(2,702)
Contribution of equity investment through a shareholder loan	—	—	(7,119)	—
Purchase of short-term investments	(1,074)	(581)	(8,365)	(12,583)
Proceeds from sale of short-term investments	2,729	2,990	9,039	10,815
Other	(176)	3	519	335
Net cash provided by (used in) investing activities	849	5,841	(10,761)	133,493

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of stock and option, net of expense	—	—	124	34,594
Repurchase of common stock	(4,801)	(9)	(6,301)	(67)
Net cash provided by (used in) financing activities	(4,801)	(9)	(6,177)	34,527
Effect of exchange rate changes on cash and cash equivalents	3,841	3,426	8,774	9,826
Net increase (decrease) in cash and cash equivalents	(263)	14,481	(49,881)	85,664
Cash and cash equivalents at beginning of period	301,889	337,026	351,507	265,843
Cash and cash equivalents at end of period	$301,626	$351,507	$301,626	$351,507

UTStarcom Holdings Corp. Fourth Quarter and Full Year 2011 Results Mr. Jack Lu, CEO and Ms. Jin Jiang, CFO NASDAQ: UTSI March 2012 1

2 Disclosure & Forward Looking Statements This investor presentation contains forward-looking statements, including statements regarding the Company's expectation regarding its new services business, ability to successfully launch its internet TV platform, expected value and target customers from new products launched and anticipated or assumed future financial results in 2012. Forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company, the Company’s future performance and the industries in which the Company operates as well as on the Company management's assumptions and beliefs. These forward-looking statements are only predictions and are subject to risks and uncertainties related to, among other things, the ability of the Company to realize anticipated results of operational improvements, increase bookings, and execute on its business plan, as well as risk factors identified in its latest Annual Report on Form 10-K, Form 10-K/A, Quarterly Reports on Form 8-K and Form 10-Q, and Current Reports Form 8-K on Form 6-K, as filed with the Securities and Exchange Commission. Therefore, actual results could differ materially and adversely from the Company's current expectations. We undertake no obligation to update these forward-looking statements to reflect events or circumstances occurring after the date of this investor presentation. The Company is in a period of significant transition and in the conduct of its business is exposed to additional risks as a result. This investor presentation also includes financial guidance and information about the Company previously disclosed during the Company's 2010 and 2011 earnings conference calls and other filings with the Securities and Exchange Commission. Such guidance and information reflects the Company’s information and expectations as of those dates and this presentation is not intended to confirm or update that information and expectations.

3 Agenda Q4 2011 Highlights 1 2012 Business Outlook Full Year 2011 Business Development 3 2 Financial Overview 4

4 Fourth Quarter 2011 Highlights Net income of $4.1 million; basic and diluted earnings per share of three cents Total revenue of $83.5 million, a 9.6% year-over-year increase Gross profit margin of 34.2% vs. Q4 2010 Gross profit margin of 10.6% Operating income of $8.5 million vs. Q4 2010 operating loss of $26.6 million $304 million in cash, cash equivalents, and short-term investments

2011 Financial Achievement Achieved and Exceeded all financial targets in year 2011 FY 2011 Actual FY 2011 Target Total Revenue $320.6 million $300-320 million OPEX $93.1 million $100 million Profitability $13.4 million Break even 5

2009-2011 Annual Comparison US$ (mm) 6 400 300 200 386.3 291.5 320.6 FY 2009 FY 2010 FY 2011 250 150 50 283.7 144.0 93.1 FY 2009 FY 2010 FY 2011 Total Revenue OPEX Operating Income Net Income 20 -30 -80 -130 -230 FY 2009 FY 2010 21.1 FY 2011 (218.7) (73.3) 20 -30 -80 -130 -180 -230 FY 2009 FY 2010 FY 2011 13.4 (225.70 (65.10)

7 Full Year 2011 Business Development Corporate Strategy I: Return to China 1. New management team in place 2. Streamlined corporate structure 2. Continued cost cutting efforts 3. Corporate culture initiatives launched

Full Year 2011 Business Development Corporate Strategy II: Telecom and Cable in Parallel Three Network Convergence Broad casting control platform – 42 new trial cities Bi-directional digital network infrastructure upgrade Maintained existing market position in the Telecom sector Focused on cable / teleco two-way entrance Pilots concluded and expansion drives ahead Policy Launched Pilots Conducted National Implementation 2010 2010—2012 2013—2015 Source: iChina Research Center, 2010.4, “Analysis of Market Size, Industry and Region for Three-Network Convergence” and policy directives issued by China’s State Council. http://tech.ifeng.com/special/sanwangronghecity/content-1/detail_2010_07/01/1701652_0.shtml 8 1. 2.

9 China Booking margin improved in 2011 due to the expansion into cable market Further improve product mix Japan Cumulative booking of higher-margin PTN product hit $100 million Other APAC Markets MSTP products sales increased in Taiwan RollingStream® infrastructure product sales increased in India 2011 Profitability Improvement

2012 Business Outlook Corporate Strategy III: Equipment and Services Traditional Business: Equipment Provider Media Operational Support Service Network Infrastructure Application Products Video Service Cloud (VSC) Platform enables video operators to rapidly launch IP video service and provide customers with interactive video experience Revenue Sharing Video Service Cloud Equipment Provider 10

Video Distribution Network Cloud-Based Video Services Video Content Exchange Rollingstream technology Network Infrastructure technology Strategic partnership on broadband resource Video Service Cloud Platform Services include: video conferencing, online education, online office, online theater ...... 11 Video Communication technology

12 2012 Company Priorities Accelerating growth of media operational support service business Launch VSC platform and associated services in Q1 2012 Focus on profitability improvement for equipment business Increase enterprise value and enhance shareholder communication

13 Total Revenue $83.5 million in Q4 2011, 9.6% or $7.3 million increase year over year $320.6 million in FY2011, 10.0% or $29.0 million increase year over year Without PAS deferred revenue, book-to-bill ratio for the fourth quarter was 0.70.

14 Gross Margin Improvement Q4 2011 gross margin was 34.2% vs. Q4 2010 gross margin of 10.6% FY2011 gross margin was 35.7% vs. FY2010 gross margin of 24.1% US$ (mm)

15 Continued Progress in Cost Cutting US$ (mm) Total OPEX of Q3 2011 included $4.2 million one-time net gain on divestitures Achieved target of operating expenses below $100 million in 2011

Operating Income and Net Income US$ (mm) Q4 2011 operating income of $8.5 million and Q4 2011 net income of $4.1million Operating Income Net Income 16

17 Segment Reporting Note: Deferred revenue related to PAS is included in equipment sales through the end of 2011 at the rate of $23.8 million per quarter. Gross margin associated with the PAS deferred revenue is approximately 35%. Revenue by Segment Q4 2011 Q4 2010 Equipment Sales $76.1 $67.3 Service Sales Equipment-based 7.4 8.8 New service 0.02 - Total $83.5 $76.1 Revenue by Segment FY 2011 FY 2010 Equipment Sales $285.5 $251.1 Service Sales Equipment-based 34.5 40.4 New service 0.5 - Total $320.6 $291.5 US$ (mm)

18 Cash balance of $304.0 million in cash, cash equivalents, and short-term investment Zero debt Balance Sheet & Deposits

19 Quarterly net cash used in operating activities was $0.2 million Normal level of collections $4.8M of additional shares repurchased in the fourth quarter 2011 Cash Flow Analysis

20 Investor Relations Contacts UTStarcom, Investor Relations Jing Ou-Yang Tel: + 8610 8520 5153 Email: jouyang@utstar.com Ogilvy Financial In China: Agustin Bautista Tel: +86-10-8520-6166 Email: utsi@ogilvy.com In the U.S.: Jessica Barist Cohen Tel: +1-646-460-9989 Email: utsi@ogilvy.com